ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW, SUITE 900 WASHINGTON, DC 20005-3948 WWW.ROPESGRAY.COM

June 21, 2013

Rajib Chanda T+1 202 508 4671 F+1 202 383 7793

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: John Grzeskiewicz

Re:	Artisan Partners Funds, Inc. (Registration Nos. 33-88316 and 811-8932)
Responses to Comments on Post-Effective Amendment No. 63

Dear Mr. Grzeskiewicz,

I am writing on behalf of Artisan Partners Funds, Inc. (“Artisan Funds”) to respond to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 63 (the “Amendment”) to Artisan Funds’ Registration Statement on Form N-1A. Artisan Funds filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on January 11, 2013 relating to Artisan Global Small Cap Fund (the “Fund”), a series of Artisan Funds. You communicated these comments to me and Jimena Acuña Smith of Ropes & Gray LLP via telephone on February 26, 2013. The Staff’s comments and Artisan Funds’ responses are set forth below.

Comments Applicable to the Prospectus:

1.	Comment: Please confirm in your response that there will be no acquired fund fees and expenses, or if there will be acquired fund fees and expenses, that such fees and expenses are not above the threshold required to be reported under Form N-1A.

Response: We confirm that the Fund has no current expectation that there will be acquired fund fees and expenses above the threshold required to be reported under Form N-1A.

2.	Comment: Please confirm in your response that there is no recoupment of waived fees and expenses by Artisan Partners Limited Partnership, the Fund’s investment adviser (“Artisan Partners”), under the Expense Limitation Agreement applicable to the Fund. If there are recoupments by Artisan Partners, please add disclosure in a footnote.

Response: Artisan Partners does not contractually have the ability to recoup fees and expenses under the Expense Limitation Agreement applicable to the Fund.

3.	Comment: In the Principal Investment Strategies section of the Fund Summary, please revise the disclosure to include a discussion of the Fund’s use of derivative instruments, if applicable to the Fund’s overall investment strategy.

Response: The Fund does not expect to invest in derivative instruments as a principal investment strategy.

4.	Comment: Please explain the reasons for considering a company with a market capitalization of up to $4 billion “small.”

Response: We respectfully note that the definition of “small company” currently used is consistent with the Fund’s benchmark, the MSCI ACWI Small Cap Index (the “Index”). As of May 31, 2013, the latest reconstitution date of the Index, the market capitalization range of companies in the Index was $3.0 million to $10.6 billion.

5.	Comment: With reference to ICA Release No. 24828, please add disclosure to the Fund’s Principal Investment Strategies that suggests that the Fund’s portfolio will be invested throughout the world. For example, the Fund could have a policy that, under normal market circumstances, it will invest significantly (i.e., 40% of the Fund’s assets) in companies outside of the U.S. or doing business outside of the U.S.

Response: As suggested in ICA Release No. 24828, the SEC release adopting Rule 35d-1 under the Investment Company Act of 1940, as amended, the use of the terms “international” and “global” in a fund’s name “connote diversification among investments in a number of different countries throughout the world,” and thus the SEC staff seeks to ensure that funds using the term “global” explain how they intend to invest consistent with this connotation. Artisan Funds respectfully submits that the current disclosure that the Fund intends to “employ a fundamental stock selection process…to build a global portfolio of small-cap growth companies” and to “[invest] no less than 80% of its net assets plus any borrowings for investment purposes at market value at the time of purchase in common stocks and other securities of small U.S. and non-U.S. companies,” taken together, sufficiently explain how the Fund intends to invest consistent with the connotation of the term “global.” Artisan Funds is unable to state a minimum threshold for investments in countries throughout the world as it reserves the right to invest a substantial portion of the Fund’s assets in one or more countries if economic and business conditions warrant such investments.

6.	Comment: Please clarify the use of the term “participation certificate” in the following sentence, “The Fund may also invest to a limited extent in equity-linked securities that provide economic exposure to a security of one or more non-U.S. companies without a direct investment in the underlying securities (called ‘participation certificates’ in this prospectus, but may be called different names by issuers).” Consider proving examples of the different names that are used by issuers in the Fund Summary section of the Prospectus.

Response: The Fund believes that “participation certificates” is a commonly understood term in investments in foreign securities. For example, NASDAQ’s “Glossary of Stock Market Terms & Definitions” defines participation certificates as instruments “used in the context of general equities. [Participation Certificates] are investments representing an interest in a pool of funds or in other instruments, such as foreign securities, that allow participation in the rise or fall of a security or group of securities.” We respectfully submit that the Fund’s disclosure with respect to this term is consistent with investor understanding.

7.	Comment: Please clarify the use of the term “participation certificate” in the context of Participation Certificate Risk under the Principal Risks section of the Prospectus, which states as follows, “Investing in a participation certificate subjects the Fund to the risks associated with an investment in the underlying equity security and also exposes the Fund to counterparty risk, which is the risk that the bank or broker-dealer that issues the certificate will not fulfill its contractual obligation to timely pay the Fund the amount owed under the certificate.” Please also clarify whether this includes American Depositary Receipts (ADRs) and/or Global Depositary Receipts (GDRs).

Response: As noted in our response to the immediately preceding comment, we believe that “participation certificates” is a commonly understood term in investments in foreign securities. The Fund hereby confirms that the use of the term “participation certificates” in the Prospectus is not intended to include ADRs or GDRs.

8.	Comment: With respect to the Inappropriate Trading section of the Prospectus, please confirm in your response that the Fund is aware of and is in compliance with the specificity requirement in Item 11(e)(4)(iii) of Form N-1A for any policies or procedures of the Fund for deterring frequent purchases and redemptions of Fund shares by Fund shareholders (e.g., market timing policies).

Response: The Fund confirms that it is aware of and believes it is in compliance with the requirements of Form N-1A in this regard.

Comments Applicable to the Statement of Additional Information (“SAI”):

1.

Comment: Please confirm in your response that the Fund acknowledges that investment practices or risks in the Fund’s SAI not otherwise discussed in the Fund’s Prospectus would not materially affect the performance of the Fund and would not materially affect an investor’s decision as to whether or not to invest in the Fund. Also, please confirm in your response that the SAI does not contain boilerplate language that is inapplicable to the Fund.

Response: The Fund confirms that the SAI is consistent with the requirements of Form N-1A in these regards.

2.	Comment: Under the Non-Fundamental Restrictions section of the Fund’s SAI, the disclosure states that the Fund may not “invest more than 10% of its net assets (taken at market value at the time of each purchase) in illiquid securities, including repurchase agreements maturing in more than seven days.” Please confirm in your response that the Fund is voluntarily limiting its investments in illiquid securities to a level below that which is permitted by applicable Staff guidance.

Response: The Fund is aware of existing Staff guidance on the applicable limits for investment in illiquid securities by open-end management investment companies. Nonetheless, the Fund has voluntarily opted to conform to a more restrictive standard than that which is permissible, as a non-fundamental policy matter.

Please do not hesitate to call me at 202-508-4671 or Jimena Acuña Smith at 415-315-2306 if you have any questions or require additional information.

Regards,

/s/ Rajib Chanda
Rajib Chanda